August 24, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attn: Joyce Sweeney and Christine Dietz

Re:	Adeia Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed on March 1, 2023
File No. 001-39304

Dear Ms. Sweeney and Ms. Dietz:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 10, 2023, concerning the Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022 (the “10-K”) of Adeia Inc. (“the Company”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the 10-K, and references herein to page numbers and section headings refer to page numbers and section headings in the 10-K, as noted.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.
We note your discussion of revenue refers to changes in long-term license agreements as well as changes in non-recurring revenue. In light of the potential variability attributable to non-recurring revenues, revise to separately quantify and discuss recurring revenues and non-recurring revenues for each period presented. Please provide us with proposed future disclosures based on your December 31, 2022 results. Refer to Item 303(b)(2) of Regulation S-K.

Company’s Response: In response to the Staff’s comment regarding the discussion of revenue, the Company proposes to include additional disclosure commencing with the Form 10-Q for the quarter ending September 30, 2023 and going forward in periodic filings discussing the breakdown of its recurring and non-recurring revenue for each period presented. As an illustration of the type of additional disclosure, below please find additional disclosure based on the relevant financial information for the year ended December 31, 2022 (additional language is indicated in italics):

3025 Orchard Parkway, San Jose CA 95134 | 408-473-2500 | adeia.com

The increase in revenue during the year ended December 31, 2022, as compared to the prior year, was primarily due to the recognition of license revenue associated with an IP license agreement with a large semiconductor company, the execution of a long-term license agreement with a leading consumer electronics and OTT service provider, the renewal of long-term license agreements with two leading social media companies and the renewal of a long-term license agreement with a leading consumer electronics company. Such increases were partially offset by the delay in renewals of Media related IP licenses that expired in 2022 and were not renewed until early 2023, as well as non-recurring revenue recognized in 2021 related to certain Media IP license agreements and their associated releases for past patent infringement or licenses, in each case with respect to reporting periods prior to the execution of the license agreements. Recurring revenues increased from $347.5 million in 2021 to $361.6 million in 2022, driven primarily by the execution of a long-term license agreement with a leading consumer electronics and OTT service provider offset by a decline in revenue from Pay-TV customers. Non-recurring revenues increased from $43.7 million in 2021 to $77.3 million in 2022, driven primarily by the execution of an IP license agreement with a large semiconductor company offset by a decline in revenue from releases for past patent infringement.

Consolidated Financial Statements

Note 4 - Revenue, page F-14

2.
Please tell us what consideration was given to providing revenue disaggregation disclosures based on the pattern of recognition, such as over-time and point in time, to depict the timing and uncertainty of revenues and cash flows. Clarify whether recurring and non-recurring revenues are the same pattern of recognition as over-time and point in time and if not please explain how they differ. Also, tell us your consideration of disaggregation based on the nature of or market vertical for licensing revenues. In this regard, we note that you discuss your media portfolio and semiconductor portfolio in recent earnings calls and presentations. As part of your response, please provide us with such revenue disaggregation information for the periods presented. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

Company’s Response:

Consideration to providing revenue disaggregation disclosures based on the pattern of recognition and definition of recurring and non-recurring revenues

The Company considered the guidance in ASC 606-10-55-89 through 55-91 in selecting the type of category to use to disaggregate revenue that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors as required by ASC 606-10-50-5. Specifically, the Company considered (a) disclosures presented outside of the financial statements, including in the investor presentations and earnings calls, (b) information regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”), and (c) other information that is similar to information identified in (a) and (b) that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories for disaggregation of revenue, the Company considered the examples cited in ASC 606-10-55-91: (a) the type of good or service, (b) the geographical region, (c), the market or type of customer, (d) the type of contract, (e) the contract duration, (f) the timing of transfer of goods or services, and (g) the sales channels.

3025 Orchard Parkway, San Jose CA 95134 | 408-473-2500 | adeia.com

Specifically with respect to recurring and non-recurring revenue, the Company notes that the CODM does not review recurring and non-recurring revenue regularly and the Company only discloses certain components of recurring and non-recurring revenue in the Company’s investor presentations and earnings calls. However, in light of the additional disclosure the Company intends to provide in response to comment #1 above and acknowledging it may be useful to provide additional disclosure to understand the impact of potential variability attributable to non-recurring revenues on revenue trends, the Company intends to disclose the following information in its notes to the consolidated financial statements commencing with the Form 10-Q for the quarter ending September 30, 2023 and going forward in periodic filings. As an illustration, below please find additional disclosure based on the relevant financial information for the year ended December 31, 2022 (additional language is indicated in italics):

Revenue disaggregation

Recurring and non-recurring revenue

“Recurring revenue” includes the following: (i) for fixed-fee Media IP license agreements, revenue associated with rights to existing and future patented technologies during reporting periods beginning with the reporting period in which the agreement is executed through the end of the term of the agreement, which are recognized on a straight-line basis; and (ii) for per-unit or per-subscriber Media IP or Semiconductor IP royalty license agreements, revenue associated with sales-based or usage-based royalties in exchange for a license of IP, which are recognized in the period such subsequent sales or usage occurs.

“Non-recurring revenue” includes the following: (i) for fixed-fee or minimum guarantee Semiconductor IP license agreements, revenue in the amount of such fixed fee or minimum guarantee associated with the right to use the IP, which is recognized upon execution of the agreement; and (ii) for all license agreements, revenue in the amount of the fees associated with releases for past patent infringement or licenses, in each case with respect to reporting periods prior to the execution of the agreement, which is recognized upon execution of the agreement.

Recurring revenues for the years ended December 31, 2022 and 2021 were $361.6 million and $347.5 million, respectively. Non-recurring revenues for the years ended December 31, 2022 and 2021 were $77.3 million and $43.7 million, respectively.

To further clarify the distinction between recurring and non-recurring revenue, the Company summarizes its accounting policies as follows:

The Company recognizes the recurring revenue from fixed-fee Media IP license agreements on a straight-line basis over the term of the fixed-fee license agreement due to the rights to future patented technologies being highly interdependent or highly interrelated to the rights provided at the inception of the license agreement.

The Company recognizes the recurring revenue from variable (per-unit/subscriber) Semiconductor IP and Media IP license agreements based on the guidance in ASC 606-10-55-65. As a result, the Company recognizes revenue from variable royalties in the period the subsequent sale or usage occurs. As subsequent sale or usage occurs over the duration of the license term, the Company characterizes variable per-unit/subscriber revenue for both Semiconductor IP and Media IP license agreements as recurring revenue.

3025 Orchard Parkway, San Jose CA 95134 | 408-473-2500 | adeia.com

The Company recognizes the non-recurring revenue from fixed-fee or minimum guarantee Semiconductor IP license agreements at a point-in-time when the customer has the right to use the IP and begins to benefit from the license, which is upon execution. Further, the Company recognizes the non-recurring revenue from both Media IP and Semiconductor IP license agreements at a point-in-time upon execution of the agreement, which occurs when the agreement either provides a release for past patent infringement or a license that covers prior reporting periods.

Consideration given to providing revenue disaggregation based on the nature of or market vertical for licensing revenues

As noted above, the Company considered the guidance in ASC 606-10-55-89 through 55-91 in selecting the type of category to use to disaggregate revenue that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors as required by ASC 606-10-50-5.

Specifically with respect to revenue disaggregation by market vertical, while the Company discusses its Media and Semiconductor market verticals separately on investor presentations and earnings calls, the Company’s CODM does not make decisions or allocate resources based on the individual performance of these two market verticals. Rather the CODM assesses the patent portfolios and allocates resources collectively.

Based on its evaluation, the Company believes it met the disclosure objective in ASC 606-10-50-5; however, the Company acknowledges that as it seeks to build its patent portfolios, additional disclosure providing disaggregation between the two market verticals is expected to become meaningful for the understanding of investors. Therefore, the Company intends to provide additional disclosure in its notes to its consolidated financial statements in the Form 10-Q for the quarter ending September 30, 2023 and going forward in periodic filings. As an illustration, below please find additional disclosure for the years ended December 31, 2022 and 2021 (additional language is indicated in italics):

Revenue disaggregation

Revenue by market vertical

Revenue disaggregated by market vertical was as follows (in thousands):

	2022	2021
Media	$ 316,166	$ 375,027
Semiconductor	72,767	16,184
Total revenue	$ 438,933	$ 391,212

3025 Orchard Parkway, San Jose CA 95134 | 408-473-2500 | adeia.com

* * *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please contact the undersigned at +1 408-473-2500.

Sincerely,

/s/ Keith A. Jones
Keith A. Jones
Chief Financial Officer, Adeia Inc.

cc:	Kevin Tanji
Chief Legal Officer, Adeia Inc.

Sarah P. Payne
Partner, Sullivan & Cromwell LLP

3025 Orchard Parkway, San Jose CA 95134 | 408-473-2500 | adeia.com